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March 21, 2024

VIA EDGAR

Mr. David Orlic

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:  Post-Effective Amendment No. 70 to the Registration Statement

on Form N-1A of BlackRock ETF Trust (the “Trust”), on behalf of its series,

BlackRock U.S. Industry Rotation ETF

Dear Mr. Orlic:

On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”), Post-Effective Amendment No. 70 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) on behalf of its series BlackRock U.S. Industry Rotation ETF (the “Fund”).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment become effective on March 21, 2024.

The Amendment is being filed for the purpose of (i) completing the information required to be provided in the Registration Statement and (ii) making certain other non-material changes which the Fund deemed appropriate.

The Amendment also includes interactive data format risk/return summary information in Inline XBRL that mirrors the risk/return summary information in the Amendment.

We have reviewed the Amendment and represent to the Securities and Exchange Commission that, to our knowledge, such Amendment does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Trust’s responses to the telephonic comments provided by Mr. David Orlic of the staff (the “Staff”) of the Securities and Exchange Commission (the

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

March 21, 2024

“Commission”) on January 17, 2024 regarding the Trust’s Post-Effective Amendment No. 59 to its Registration Statement filed with the Commission on November 29, 2023 pursuant to Rule 485(a) under the Securities Act. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Prospectus: Fees and Expenses of the Fund

Comment 1: Please provide the Staff with the completed fee table and expense examples for the Fund at least one week before effectiveness of the Registration Statement.

Response: The completed fee table and expense examples were provided supplementally to the Staff on March 14, 2024.

Comment 2: With respect to the fee table, please add a footnote explaining that the Fund’s “Other Expenses” are estimated, even if 0.00%.

Response: The Fund’s fee table has been updated to add a footnote to Other Expenses as follows:

FN Other Expenses are based on estimated amounts for the Fund’s current fiscal year.

Comment 3: The Staff notes the contractual management fee waivers referenced in footnotes 1 & 2 to the fee table. If applicable, please confirm that each such waiver will be in place for at least one year and discuss any applicable termination provisions.

Response: In response to the Staff’s comment, the Trust confirms that the waivers discussed in footnote 1 to the fee table will be in place for at least one year. The Trust has removed footnote 2 as that waiver will not be applicable to the Fund. The Trust has further amended footnote 1 so that it reads as follows:

FN1 As described in the “Management” section of the Fund’s prospectus beginning on page 16, BFA has contractually agreed to waive a portion of its management fees in an amount equal to the aggregate Acquired Fund Fees and Expenses, if any, attributable to investments by the Fund in other funds advised by BFA or its affiliates through June 30, 2026. As described in the “Management” section of the Fund’s prospectus beginning on

March 21, 2024

page 16, BFA has contractually agreed to waive its management fees by the amount of investment advisory fees the Fund pays to BFA indirectly through its investment in money market funds managed by BFA or its affiliates through June 30, 2026. The agreement (with respect to either waiver) may be terminated upon 90 days’ notice by a majority of the non-interested trustees of the Trust or by a vote of a majority of the outstanding voting securities of the Fund.

Comment 4: The Staff notes the contractual management fee waivers referenced in footnotes 1 & 2 to the fee table. If applicable, please disclose whether the management fee waivers pursuant to these contractual agreements can be recouped by BlackRock Fund Advisors in subsequent periods.

Response: The Fund confirms that BlackRock Fund Advisors may not “recoup” any waivers under the contractual agreements for the Fund referenced in footnote 1. The Trust has removed footnote 2 as that waiver will not be applicable to the Fund.

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Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Jesse C. Kean

Jesse C. Kean

cc:	Janey Ahn
Gladys Chang
Ben Niehaus